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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-17f-2
Certificate of Accounting of Securities and Similar
Investments in the Custody of
Management Investment Companies
Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:				Date examination completed:
811-08846				October 31, 2007

2. State identification Number:

AL	AK	AZ	AR	CA	CO

CT	DE	DC	FL	GA	HI

ID	IL	IN	IA	KS	KY

LA	ME	MD	MA	MI	MN

MS	MO	MT	NE	NV	NH

NJ	NM	NY	NC	ND	OH

OK	OR	PA	RI	SC	SD

TN	TX	UT	VT	VA	WA

WV	WI	WY	PUERTO RICO

Other (specify):

3. Exact name of investment company as specified in registration statement:
First Focus Funds, Inc.

4. Address of principal executive office (number, street, city, state, zip code):
3435 Stelzer Road, Columbus, Ohio 43219
INSTRUCTIONS
This Form must be completed by investment companies that have custody of securities or similar investments.
Investment Company
1.	All items must be completed by the investment company.
2.	Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.
Accountant
3.	Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.
THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

January 28, 2008
Management Statement Regarding Compliance With Certain Provisions of the
Investment Company Act of 1940
We, as members of management of First Focus Funds, Inc. — individually the Short-Intermediate Bond Fund, Income Fund, Nebraska Tax-Free Fund, Balanced Fund, Core Equity Fund, Growth Opportunities Fund and Small Company Fund, (collectively, the Funds), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, “Custody of Investments by Registered Investment Companies,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of October 31, 2007, and from May 31, 2007 through October 31, 2007.
Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of as of October 31, 2007, and from May 31, 2007 through October 31, 2007, with respect to securities reflected in the investment accounts of the Funds.
First Focus Funds, Inc.
By:
/s/ Trent Statczar
Trent Statczar
Treasurer

Report of Independent Registered Public Accounting Firm
To the Board of Directors of
First Focus Funds, Inc.:
We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940 (the Act), that First Focus Funds, Inc. — Short-Intermediate Bond Fund, Income Fund, Nebraska Tax-Free Fund, Balanced Fund, Core Equity Fund, Growth Opportunities Fund, Small Company Fund and Large Cap Growth Fund (collectively, the Funds) complied with the requirements of subsections (b) and (c) under rule 17f-2 under the Act as of October 31, 2007. Management is responsible for the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance based on our examination.
Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of October 31, 2007, and with respect to agreement of security purchases and sales, for the period from May 31, 2007 (the date of our last examination), through October 31, 2007:
1.	Confirmation of all securities held as of October 31, 2007 by institutions in book entry form by the Federal Reserve Bank and Depository Trust Corporation, without prior notice to management;

2.	Verification of all securities purchased/sold but not received/delivered and securities in transit as of October 31, 2007 via examination of the underlying trade ticket or broker confirmation;

3.	Reconciliation of all such securities to the books and records of the Funds and First National Bank; and

4.	Agreement of 15 security purchases and 15 security sales since May 31, 2007, from the books and records of the Funds to trade tickets.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with specified requirements.
In our opinion, management’s assertion that the Funds complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2007, and for the period from May 31, 2007 through October 31, 2007 with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Directors of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.
/s/ KPMG LLP
Columbus, Ohio
January 28, 2008